May 19, 2009

Securities and Exchange Commission
Attn: Mr. Jeffrey Gordon, Staff Accountant
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lexon Technologies, Inc.
Commission File No. 0-2472 1

Dear Mr. Gordon:

In response to your comment letter dated April 30,2009, we have amended and filed our Form 8-K for the change of auditor report for Lexon Technologies, Inc. ("Company") in accordance with your suggested comments. We also acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hyung Soon Lee
Hyung Soon Lee, CEO

8 CORPORATE PARK, SUITE 300, IRVINE, CALIFORNIA 92606 (949) 752-7700 * INFOl@LEXONTECH.COM